

February 29, 2008

Mail Stop 7010

Via U.S. mail and facsimile @ (713) 626-7549

Kevin P. Delaney
Senior Vice President – General Counsel and Secretary
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

Re: **Quanex Building Products Corporation
Form 10 – Amendment No.2
Filed on: February 15, 2008
File No.: 001-33913**

       **Quanex Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment No.2
Filed on February 19, 2008
File No.: 001-05725**

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement

General

1. We reviewed your response to prior comment four. As demonstrated in your analysis of EITF 02-11, we note that the Buildings Products Group does not represent substantially all of Quanex Corporation. Therefore, it appears to us that the predecessor business of Quanex Building Products Corporation is only the Buildings Product Group of Quanex Corporation. We believe that the Form 10 should include separate audited financial statements and related disclosures, including MD&A, for Quanex Building Products Corporation on a carve-out basis since they would be most relevant for shareholders.

Summary, page 1

Summary of the Transactions, page 3

2. We note your response to comment 5 of our February 8, 2008 letter. Please include in the filing your explanation as to why no shareholder vote is required for the spin-off.

3. We note your response to comment 6 of our February 8, 2008. Please include in the filing your discussion about what led management to establishing the initial funding of $20.9 million (first half of the second paragraph of your response).

New Credit Facility, page 4

4. We note your response to comment 9 of our February 8, 2008 letter. However, we also note that in your amended filing you only disclose that you have discussed a term sheet with the lenders and you do not make any remarks about a commitment letter. Please revise your disclosures for consistency. To the extent that you have received a commitment letter or have signed a term sheet with the lenders, as the case may be, please make the appropriate disclosures in the filing. Please make conforming changes to other aspects of the filing that address matters raised by this comment.

Note (1) to Unaudited Pro Forma Consolidated Statements of Income, pages 24, 26 and 28

5. We reviewed your response to prior comment 22 and have the following additional comments:

- Please revise your disclosure to clarify how the $138 million estimated loss you anticipate incurring as a result of the assumed cash settlement of your convertible debt reconciles to the $11.8 million deduction you have taken in your presentation of "true ups" based on a stock price of $53 per share.

- Please revise your table of contractual obligations to disclose the price of your stock on October 31, 2007 and to quantify the impact on the amount of the additional cash that could be required to settle the convertible debt based on changes in your stock price.

- Please revise your liquidity and capital resources discussion to specifically address the potential impact of the cash settlement option related to the convertible debt on your financial statements and to address the factors that impact your determination of a share or cash settlement option.

Note (2) to Unaudited Pro Forma Consolidated Balance Sheet, pages 24, 26 and 28

6. We reviewed your response to prior comment 23. Please revise your disclosures so that a reader will be able to reconcile the LIFO amounts to the related amounts disclosed in MD&A and to the related pro forma balance sheet adjustment. Also, it remains unclear to us what each legacy item eliminated from SG&A expense relates to and why you believe it is appropriate to eliminate it.

7. We reviewed your response to prior comment 24 and the additional disclosures you provided. However, it remains unclear to us how the amounts of the true-up adjustments are determined. Please clarify as appropriate.

Management, page 60

Executive Officers and Directors, page 60

8. We note your response to comment 33 of our February 8, 2008 letter. We reissue comment 33 in light of compliance with Item 401(c) of Regulation S-K. If based on your analysis of the requirements of Item 401(c), you conclude that Messrs. Brackmann, Coppola, Wemmer and Hermann are significant employees of the business, please revise your disclosures accordingly.

9. We note your revised disclosure on the last sentence of Mr. Jean's biographical information. Please further revise your disclosure to clarify Mr. Jean's intention to retire and that he will continue to serve as the company's CEO until the board identifies his replacement.

Directors Compensation, page 63

10. We note your responses to comments 36 and 37 of our February 8, 2008 letter. Given your position of not treating the spin-off as an IPO, please disclose in your filing your analysis as to why information required by Item 401(k)(1) of Regulation S-K is not provided, or otherwise include such information in the registration statement.

Executive Compensation, page 64
Compensation Philosophy, page 64

11. To the extent that any of your performance objectives such as Return on Invested Capital or relative shareholder return, represent non-GAAP financial figures, please disclose how you calculate these figures, consistent with Instruction 5 to Item 402(b)(2) of Regulation S-K, and how they would influence your compensation decisions.

12. Please revise your disclosure to indicate that the performance units are payable in cash (we note your discussion in footnote 2 to the Summary Compensation Table on page 75).

Competitive Position, page 66
Program Overview, 67

13. We note your revised disclosures in response to comments 41 and 42 of our February 8, 2008 letter. While you state that the compensation committee will have broad discretion in making compensation decisions, and as a result you would not be able to quantify how much your compensation decisions will vary from the comparative market data, you also state that the salaries of your executives will not be lowered because they are generally competitive based on your "newly defined peer group and the general industry." Please explain in the filing what range of the market data compensation survey, expressed in percentile, your compensation committee considers competitive. Further, please disclose where actual payments fall within the disclosed targeted parameters. To the extent actual compensation is outside a targeted percentile range, please explain why.

Long-Term Incentive Compensation, page 68

14. Your revised disclosure in response to comment 43 of our February 8, 2008 letter seems overly broad and generic and does not fully address the requirements of Item 402(b)(1)(v) of Regulation S-K. Further revise your disclosure by explaining how the compensation committee uses all of the data in formulating its compensation decisions and in particular, in determining each amount of the various compensation elements.

Pension Benefits, page 79
Deferred Compensation Plan, page 88

15. We note that the tabular presentations required by Items 402(h) and 402(i) of Regulation S-K have not been included in the filing. To the extent applicable, please include the tabular presentations in your disclosure or otherwise provide us with your analysis as to why this information is not required to be included in the filing.

Our Relationship with Quanex Corporation After the Distribution, page 90
Transition Services Agreement, page 93

16. We note your responses to comments 49 and 51 of our February 8, 2008 letter. Since the second and the third paragraphs of your discussion are virtually identical, outline in your disclosure the material services upon which each of Parent and you will be dependent on one-another during the 12-month period

following the effectiveness of the distribution. To the extent available, please disclose the anticipated payment terms and amounts that you are contractually obligated to pay to Parent for its rendered services. The additional disclosure will allow the shareholders to understand the level and extent of your dependency on the Parent and, to the extent material, your financial obligation to the Parent during the 12-month period.

Change in Control Payments, page 96
Stock Option True-up Payments, page 96

17. Please include your response to comment 53 of our February 8, 2008 letter in this section of the filing.

Note 12. Industry Segment Information, page F-31

18. We reviewed your response to prior comment 56. We note that you provided an explanation for the differences in the change in net sales for Homeshield in 2007. Please provide us with a similar discussion regarding the underlying reasons for differences in changes in net sales and operating income for the other historical periods that you owned the respective divisions. In addition, please more fully discuss why the differences in changes in net sales and operating income are temporary and what actions and events will result in the changes becoming nearly identical. Also, please provide us historical information related to the gross margins for each operating segment and help us better understand why you believe gross margins should not be considered in determining if aggregation is appropriate.

Quanex Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment No.2

General

19. We reviewed your response to prior comment 58. Given that this proxy statement is for your shareholders and not for the shareholders of Gerdau S.A. and Gerdau Delaware, Inc., we believe that you should include unaudited financial statements of the business you are seeking to sell, Vehicular Products. Please revise as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patricia Armelin, Accountant, at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Martin F. Doublesin, Esq. via Facsimile @ (713) 651-5246
Fulbright & Jaworski L.L.P.